March 24, 2025

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Aeluma, Inc.
Registration Statement on Form S-1, as amended File No. 333- 285469

Withdrawal Request

Ladies and gentlemen:

Reference is made to the letter, filed as correspondence via EDGAR on March 21, 2025, in which Craig-Hallum Capital Group LLC joined Aeluma, Inc. in requesting the acceleration of the effective date of the above-referenced Registration Statement for March 25, 2025 at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Craig-Hallum Capital Group LLC

By:	/s/ Rick Hartfiel
Name:	Rich Hartfiel
Title:	Head of Investment Banking